UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 65290/September 8, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14487

In the Matter of	:	
	:	
CIRCLE FINE ART CORP.,	:	
COACHMAN, INC.,	:	ORDER MAKING FINDINGS
COACHMAN INNS INCOME LTD. PARTNERSHIP,	:	AND
COLUMBIA WESTERN, INC.,	:	REVOKING REGISTRATIONS
COMET SOFTWARE INTERNATIONAL, INC.,	:	BY DEFAULT
COMMONWEALTH INDUSTRIES CORP.,	:	
COMSTOCK INDUSTRIES, INC.,	:	
CONCENTRATION, INC.,	:	
CONCORDIA PAPER HOLDINGS, LTD., and	:	
CONNECTAJET.COM, INC. (f/k/a	:	
SOURCE VENTURE CAPITAL, INC.)	:	

SUMMARY

This Order revokes the registrations of the registered securities of Circle Fine Art Corp., Coachman, Inc., Coachman Inns Income Ltd. Partnership, Columbia Western, Inc., Comet Software International, Inc., Commonwealth Industries Corp., Comstock Industries, Inc., Concentration, Inc., Concordia Paper Holdings, Ltd., and ConnectAJet.com, Inc. (f/k/a Source Venture Capital, Inc.) (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on July 25, 2011, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by August 2, 2011.[1]

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[1] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Circle Fine Art Corp. (CIK No. 20356)[2] is a forfeited Delaware corporation located in Chicago, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1996, which reported a net loss of over $18 million for the prior nine months. On February 8, 1996, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Illinois, which was terminated on September 28, 2001.

Coachman, Inc. (CIK No. 816249), is a void Delaware corporation located in Guaynabo, Puerto Rico, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1999, which reported a net loss of over $1.5 million for the prior six months. The company also failed to file a Form 10-K for the period ended December 31, 1998.

Coachman Inns Income Ltd. Partnership (CIK No. 787494) is an inactive Oklahoma limited partnership located in Oklahoma City, Oklahoma, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1996.

Columbia Western, Inc. (CIK No. 790704), is an inactive Oregon corporation located in Portland, Oregon, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1994. On May 17, 1995, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Oregon, which was terminated on October 30, 1998.

Comet Software International, Inc. (CIK No. 916833), is an Israeli corporation located in Tel Aviv, Israel, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F[3] for the period ended December 31, 1996, which reported a net loss of over $1.5 million for the prior twelve months.

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] A registration statement on Form 20-F, filed by foreign private issuers pursuant to 17 C.F.R. § 249.220f, is similar to Form 10, filed by U.S. corporations. "Foreign private issuer" is defined in 17

Commonwealth Industries Corp. (CIK No. 22626) is a dissolved Delaware corporation located in Springfield, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1995.

Comstock Industries, Inc. (CIK No. 717410), is an inactive Florida corporation located in London, England, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB[4] for the period ended April 30, 2006. On September 30, 2004, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Oregon, which was terminated on January 11, 1995.

Concentration, Inc. (CIK No. 1120829), is a dissolved Colorado corporation located in Colorado Springs, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on August 4, 2000.

Concordia Paper Holdings, Ltd. (CIK No. 932128), is a Bermuda corporation located in Hong Kong with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 1997, which reported a net loss of $16.4 million (Hong Kong) for the prior twelve months.

ConnectAJet.com, Inc. (f/k/a Source Venture Capital, Inc.) (CIK No. 757788), is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1991, which reported a net loss of over $65,000 for the prior three months. On October 1, 2007, the Commission entered a trading suspension in the company's stock pursuant to Exchange Act Section 12(k) due to concerns over "manipulative or deceptive practices" in its stock activity.

C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here]. Such issuers provide quarterly and other reports on Form 6-K, pursuant to 17 C.F.R. § 249.306.

[4] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011); Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Circle Fine Art Corp. is REVOKED;

the REGISTRATION of the registered securities of Coachman, Inc., is REVOKED;

the REGISTRATION of the registered securities of Coachman Inns Income Ltd. Partnership is REVOKED;

the REGISTRATION of the registered securities of Columbia Western, Inc., is REVOKED;

the REGISTRATION of the registered securities of Comet Software International, Inc., is REVOKED;

the REGISTRATION of the registered securities of Commonwealth Industries Corp. is REVOKED;

the REGISTRATION of the registered securities of Comstock Industries, Inc., is REVOKED;

the REGISTRATION of the registered securities of Concentration, Inc., is REVOKED;

the REGISTRATION of the registered securities of Concordia Paper Holdings, Ltd., is REVOKED; and

the REGISTRATION of the registered securities of ConnectAJet.com, Inc. (f/k/a Source Venture Capital, Inc.), is REVOKED.

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Carol Fox Foelak
Administrative Law Judge